EXHIBIT 99.2

SATYAM COMPUTER SERVICES LIMITED

Report of Independent Auditors’

To the Board of Directors of:
Satyam Computer Services Limited

In our opinion, based upon our audits and the report of other independent auditors’, the accompanying consolidated balance sheets, the related consolidated statements of operations, of cash flows and of shareholders’ equity and comprehensive income after the restatement as discussed in Note 22, present fairly, in all material respects, the financial position of Satyam Computer Services Limited and its subsidiaries as at March 31, 2004, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Sify Limited, a 52.51% owned subsidiary, as at March 31, 2002 and for the year then ended, which statements reflect total assets of US$84,953 thousands as at March 31, 2002 and total revenues of US$33,050 thousands for the year then ended. Those statements were audited by other independent auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Sify Limited as at March 31, 2002 and for the year then ended, is based solely on the report of the other independent auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other independent auditors’ provide a reasonable basis for our opinion.

Price Waterhouse

Secunderabad, India

April 22, 2004

Satyam Computer Services Limited
Consolidated Balance Sheets
(Thousands of US Dollars except per share data and as stated otherwise)

	As of March 31
	2004	2003
Assets
Current assets
Cash and cash equivalents	$86,730	$62,202
Investments in bank deposits	332,133	—
Accounts receivable, net of allowance for doubtful debts	133,827	96,764
Unbilled revenue on contracts	2,749	5,542
Deferred income taxes	6,081	4,488
Prepaid expenses and other receivables	32,905	9,041

Total current assets	594,425	178,037
Investments	2,793	210
Investments in bank deposits	—	259,359
Investments in associated companies	24,274	29,578
Premises and equipment, net	68,466	69,158
Goodwill, net	15,536	14,186
Other assets	8,274	11,166

Total assets	713,768	561,694

Liabilities and shareholders’ equity
Current liabilities
Short-term and current portion of long-term debts	2,356	4,836
Accounts payable	8,383	10,946
Accrued expenses and other current liabilities	46,674	44,044
Unearned and deferred revenue	1,883	1,726

Total current liabilities	59,296	61,552
Long-term debts, excluding current portion	1,826	1,738
Deferred income taxes	8,757	10,688

Total liabilities	69,879	73,978

Contingencies and Commitments (Note No. 18)	—	—
Preferred Stock of Subsidiary
0.05% Cumulative convertible redeemable preference shares, par value Rs.10 (US$0.23*) per equity share, (100 million preference shares authorized, 45,669,999 and Nil preference shares issued as of March 31, 2004 and 2003 respectively)	10,000	—
Shareholders’ equity
Common stock – par value Rs.2 (US$0.046*) per equity share (375 million equity shares authorized, 316,251,710 and 314,542,800 issued as of March 31, 2004 and 2003 respectively)	17,222	17,146
Additional paid-in capital	416,176	406,704
Shares subscribed but unissued	43	—
Deferred stock-based compensation	(13)	(876)
Retained earnings	172,825	87,138
Accumulated other comprehensive income/(loss)	29,380	(20,113)

	635,633	489,999
Shares held by the SC-Trust under associate stock option plan (1,687,680 and 2,210,820 equity shares as of March 31, 2004 and 2003 respectively)	(1,744)	(2,283)

Total shareholders’ equity	633,889	487,716

Total liabilities and shareholders’ equity	$713,768	$561,694

* The par value in US$ has been converted at the closing rate as of March 31, 2004, 1US$ = Rs43.40

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Operations
(Thousands of US Dollars except per share data and as stated otherwise)

	Year ended March 31
	2004	2003	2002
Revenues	$566,372	$459,207	$414,491
Cost of revenues (Includes deferred stock-based compensation of US$853, US$1,591, US$7,212 for the years ended March 31, 2004, 2003 and 2002 respectively)	(343,596)	(275,219)	(240,304)

Gross profit	222,776	183,988	174,187
Selling, general and administrative expenses (Includes deferred stock-based compensation of US$772, US$2,930 and US$3,582 for the years ended March 31, 2004, 2003 and 2002 respectively)	(101,627)	(116,893)	(139,588)
Amortization of goodwill	—	—	(16,997)
Impairment of goodwill	—	—	(81,115)
Impairment of other non marketable investments	—	(3,299)	—
Reversal of put option charge	—	19,843	—

Total operating expenses	(101,627)	(100,349)	(237,700)

Operating income/(loss)	121,149	83,639	(63,513)
Interest income	20,309	7,158	3,806
Interest expense	(471)	(800)	(2,856)
Gain on sale of shares in associated companies/others	2,652	830	45,594
Gain/(loss) on foreign exchange transactions	(8,874)	(4,757)	10,813
Other income/(expense), net	2,270	(1,746)	1,277

Income/(loss) before income taxes, minority interest and equity in earnings/(losses) of associated companies	137,035	84,324	(4,879)
Income taxes	(22,544)	(9,769)	(769)
Minority Interest	—	11,082	73,406

Income before equity in earnings/(losses) of associated companies	114,491	85,637	67,758
Equity in earnings/(losses) of associated companies, net of taxes	(2,631)	(3,339)	(25,401)

Net income	$111,860	$82,298	$42,357

Earnings per share:
Basic	$0.36	$0.26	$0.14
Diluted	0.35	0.26	0.14
Weighted average number of shares used in computing earnings per share — (in thousands)
Basic	313,155	311,797	305,751
Diluted	317,057	318,658	307,113

The accompanying notes form an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(Thousands of US Dollars except per share data and as stated otherwise)

						Accumulated
	Common Stock		Additional	Deferred	Retained	other	Shares held	Total
			paid-in	stock-based	earnings /	comprehensive	by	Shareholders
	Shares	Par Value	capital	compensation	(deficit)	loss	SC-Trust	Equity
Balance as of March 31, 2001	281,190,000	$15,726	$253,409	$(11,787)	$(21,399)	$(21,659)	$(11,538)	$202,752
Net income					42,357			42,357
Other comprehensive loss
Loss on foreign currency translation	—	—	—	—	—	(15,063)	—	(15,063)
Unrealized losses on securities, net of taxes	—	—	—	—	—	(5)	—	(5)

Total Comprehensive income								27,289
Gain on dilution of interest in Sify on its issuance of new shares, net of taxes	—	—	375	—	—	—	—	375
Loss on sale of Sify’s shares held by CricInfo	—	—	(645)	—	—	—	—	(645)
Issuance of common stock, net of issuance cost	33,350,000	1,418	149,196	—	—	—	—	150,614
Deferred stock-based compensation	—	—	1,203	(1,203)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	10,479	—	—	—	10,479
Shares transferred by SC-Trust to employees	—	—	1,992	—	—	—	7,940	9,932
Cash dividend paid at the rate of US$0.01 per share	—	—	—	—	(6,432)	—	—	(6,432)

Balance as of March 31, 2002	314,540,000	$17,144	$405,530	$(2,511)	$14,526	$(36,727)	$(3,598)	$394,364

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(Thousands of US Dollars except per share data and as stated otherwise)

						Accumulated
	Common Stock		Additional	Deferred	Retained	other	Shares held	Total
			paid-in	stock-based	earnings /	comprehensive	by	Shareholders'
	Shares	Par Value	capital	compensation	(deficit)	loss	SC-Trust	Equity
Balance as of March 31, 2002	314,540,000	$17,144	$405,530	$(2,511)	$14,526	$(36,727)	$(3,598)	$394,364
Net income	—	—	—	—	82,298	—	—	82,298
Other comprehensive income
Gain on foreign currency translation	—	—	—	—	—	16,612	—	16,612
Unrealized gains on securities, net of taxes	—	—	—	—	—	2	—	2

Total Comprehensive income	—	—	—	—	—	—	—	98,912
Issuance of common stock, net of issuance cost	2,800	2	10	—	—	—	—	12
Loss on dilution of interest in Sify on it’s issuance of new shares, net of taxes	—	—	(1,181)	—	—	—	—	(1,181)
Deferred stock-based compensation	—	—	1,745	(1,745)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	3,380	—	—	—	3,380
Shares transferred by SC-Trust to employees	—	—	600	—	—	—	1,315	1,915
Cash dividend paid at the rate of US$0.03 per share	—	—	—	—	(9,686)	—	—	(9,686)

Balance as of March 31, 2003	314,542,800	$17,146	$406,704	$(876)	$87,138	$(20,113)	$(2,283)	$487,716

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(Thousands of US Dollars except per share data and as stated otherwise)

							Accumulated
	Common Stock		Additional	Shares	Deferred	Retained	other	Shares held	Total
			paid-in	subscribed but	stock-based	earnings /	comprehensive	by	Shareholders’
	Shares	Par Value	capital	unissued	compensation	(deficit)	loss	SC-Trust	Equity
Balance as of March 31, 2003	314,542,800	$17,146	$406,704	—	$ (876)	$87,138	$ (20,113)	$(2,283)	$487,716
Net income	—	—	—	—	—	111,860	—	—	111,860
Other comprehensive income				—
Gain on foreign currency translation	—	—	—	—	—	—	49,493	—	49,493

Total Comprehensive income	—	—	—	—	—	—	—	—	161,353
Issuance of common stock, net of issuance cost	1,708,910	76	8,309	—	—	—	—	—	8,385
Shares subscribed but unissued	—	—	—	43	—	—	—	—	43
Gain on dilution of interest in associate company on its issuance of new shares, net of taxes	—	—	15	—	—	—	—	—	15
Deferred stock-based compensation	—	—	762	—	(762)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	1,625	—	—	—	1,625
Shares transferred by SC-Trust to employees	—	—	386	—	—	—	—	539	925
Cash dividend paid at the rate of US $0.05 per share	—	—	—	—	—	(26,173)	—	—	(26,173)

Balance as of March 31, 2004	316,251,710	$17,222	$416,176	$ 43	$ (13)	$172,825	$ 29,380	$(1,744)	$633,889

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Cash Flows
(Thousands of US Dollars except per share data and as stated otherwise)

	Year ended March 31
	2004	2003	2002
Cash Flows From Operating Activities
Net income	$111,860	$82,298	$42,357
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and impairment of premises and equipment	24,397	35,982	37,486
Impairment of other non marketable investments	—	3,299	—
Amortization and impairment of goodwill	—		98,112
Amortization of license fees	—	1,195	720
Deferred stock-based compensation	1,625	4,521	10,794
Deferred income taxes	(1,016)	(3,768)	(16,892)
Gain on sales of shares in associated companies/investments	(2,652)	(830)	2
Gain/(loss) on sale of premises and equipment	265	67	(59)
Foreign currency translation on excess of amount received on sale of shares of Sify over its carrying value	—	—	928
Excess of cash received over carrying value of investment in Sify, net of taxes	—	—	(35,156)
Amortization of discount on share warrants issued to TRW and change in fair value of put option	—	(11,898)	10,144
Minority Interest	—	(11,082)	(73,406)
Equity in share of earnings/(losses) of associated companies, net of taxes	2,631	3,339	25,401
Changes in assets and liabilities:
Accounts receivable, net and unbilled revenue on contracts	(22,510)	(15,367)	1,262
Prepaid expenses, other receivables and inventory, net	(24,710)	(505)	9,478
Other assets, net	4,974	(2,673)	1,718
Accounts payable	(4,151)	(435)	(4,363)
Accrued expenses and other current liabilities	(1,500)	12,520	8,342
Unearned and deferred revenue	(2)	3,510	(904)
Other liabilities	—	(1,633)	407

Net cash provided by operating activities	89,211	98,540	116,371

Cash Flows From Investing Activities
Investments in bank deposits	(45,406)	(259,321)	—
Purchase of premises and equipment	(16,745)	(10,989)	(34,157)
Proceeds from sale of premises and equipment	156	148	503
Expenditure on license fees	—	(623)	(1,238)
Acquisitions and investments in associated companies	—	(5,121)	(4,608)
Purchase of investments	(4,181)	(2,228)	(3,131)
Proceeds from sale of shares in associated companies/investments	6,024	6,175	2,271

Net cash used in investing activities	(60,152)	(271,959)	(40,360)

Satyam Computer Services Limited
Consolidated Statements of Cash Flows
(Thousands of US Dollars except per share data and as stated otherwise)

Cash Flows From Financing Activities
Repayments of short-term debts	(2,500)	(2,439)	(35,725)
Proceeds from long-term debts	1,768	1,410	—
Repayment of long-term debts	(3,350)	(3,356)	(7,642)
Issuance of common stock, net of issuance cost	9,310	1,926	160,546
Shares subscribed but unissued	43	—	—
Issuance of Preferred stock by subsidiary, net of issuance cost	9,441	—	—
Cash dividends paid	(26,173)	(9,686)	(6,432)

Net cash provided by/(used in) financing activities	(11,461)	(12,145)	110,747
Effect of exchange rate changes on cash and cash equivalents	6,930	4,312	(9,372)

Net change in cash and cash equivalents	24,528	(181,252)	177,386

Cash and cash equivalents at beginning of the year	62,202	243,454	66,068

Cash and cash equivalents at end of the year	$86,730	$62,202	$243,454

Supplementary information:
Cash paid during the year for:
Income taxes	$31,877	$4,486	$7,744
Interest	471	553	2,859
Non-cash items:
Capital leases and hire purchase	$1,318	$1,100	$1,300

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

1.  Description of Business

Satyam Computer Services Limited, its consolidated subsidiaries and associated companies (hereinafter referred to as “Satyam”) are engaged in providing Information Technology (“IT”) services, Internet services, Business Process Outsourcing (“BPO”) services and developing software products. Satyam Computer Services Limited (hereinafter referred to as “Satyam Computer Services”) is an IT services provider that uses global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. Satyam Computer Services has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the United States, United Kingdom, Japan, Australia, Singapore, Malaysia, Dubai and Germany. Satyam offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.

Sify Limited (formerly “Satyam Infoway Limited” hereinafter referred to as “Sify”) a former subsidiary of Satyam Computer Services is engaged in providing various services such as corporate network and technology services, internet access services, online portal and content offerings.

Nipuna Services Limited (“Nipuna”) a wholly owned subsidiary of Satyam Computer Services is engaged in providing BPO services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).

2.  Summary of Significant Accounting Policies

a)  Principles of Consolidation and Basis of Presentation

The consolidated financial statements of Satyam Computer Services and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (“U.S. GAAP”). All significant inter-company balances and transactions are eliminated.

The consolidated financial statements of Satyam include the financial statements of Sify up to December 9, 2002. Subsequently, Satyam Computer Services has accounted for its investment in Sify using the equity method. The consolidated financial statements for the years ended March 31, 2004, 2003 and 2002 respectively are not comparable due to the above.

Minority interest in subsidiaries represents the minority shareholders’ proportionate share of the net assets and the results of operations of Satyam’s majority owned subsidiaries.

Satyam’s investments in business entities in which it does not have control, but have the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are referred to as associated companies and are accounted for by the equity method.

On occasion, a subsidiary or associated company accounted for by the equity method (“offering company”) may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in additional paid-in capital. Gains or losses arising on the direct sales by Satyam of its investment in its subsidiaries or associated companies to third parties are recognized as income/(loss) in the statement of operations. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.

The excess of the cost over the underlying net equity of investments in subsidiaries and associated companies accounted for on an equity basis is allocated to identifiable assets based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over the underlying net equity is recognized as goodwill.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

b)  Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the financial statements and the reported amount of revenues and expenses during the reported period. Examples of such estimates include: estimates of expected contract costs to be incurred to complete software development, allowance for doubtful debts, future obligations under employee benefit plans, valuation allowances for deferred taxes, impairment of goodwill and useful lives of premises and equipment (fixed assets). Actual results could differ materially from those estimates.

c)  Foreign Currency Translation

The accompanying consolidated financial statements are reported in U.S. dollars. The Indian rupee is the functional currency for Satyam Computer Services, its domestic subsidiaries and associated companies. However, the U.S. Dollar, Pound Sterling, Singapore Dollar and Yuan are the functional currencies for its foreign subsidiaries located in U.S., UK, Singapore and China respectively. The translation of the functional currencies into U.S. dollars is performed for assets and liabilities using the current exchange rates in effect at the balance sheet date and for revenues, costs and expenses using average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income/(loss), a separate component of shareholders’ equity.

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are expressed in the functional currency at the exchange rates in effect at the balance sheet date. Revenues, costs and expenses are recorded using average exchange rates prevailing during the reporting periods. Gains or losses resulting from foreign currency transactions are included in the statement of operations.

d)  Revenue Recognition

Revenues from IT services, which includes software development, system maintenance, package software implementation, engineering design services and e-Business consist of revenues earned from services performed either on a time-and-material basis or time bound fixed price engagements.

Revenues earned from services performed on a time-and-material basis are recognized as the services are performed. IT services performed on time bound fixed-price engagements, require accurate estimation of the costs which include salaries and related expenses of technical associates, related communication expenses, travel costs, scope and duration of each engagement. Revenue and the related costs for these projects are recognized on percentage of completion basis, with revisions to estimates reflected in the period in which changes become known. Provisions for estimated losses on such engagements are made during the period in which a loss becomes probable and can be reasonably estimated.

Amounts included in the financial statements, which relate to recoverable costs and accrued profits not yet billed on contracts, are classified in current assets as “Unbilled revenue on contracts”. Billings on uncompleted contracts in excess of accrued cost and accrued profit are classified in current liabilities under the heading “Unearned and deferred revenue”. Satyam provides its clients with one to three months’ warranty as post-sale support for its fixed price engagements. Costs associated with such services are accrued at the time the related revenues are recorded. Satyam has not provided for any warranty costs for the years ended March 31, 2004 and March 31, 2003 as historically Satyam has not incurred any expenditure on account of warranties and since the customer is required to formally sign off on the work performed, any subsequent work is usually covered by an additional contract.

In accordance with EITF Topic D 103, “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred”, Satyam has accounted for reimbursements received for out-of-pocket expenses incurred as revenues in the statement of operations.

e)  Cash and Cash Equivalents

Satyam considers all highly liquid investments with an original maturity or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at cost, which approximates their fair value due to the short maturity of the investments. Cash and claims to cash that are restricted as to withdrawal or use in the ordinary course of business are classified as other receivables under current assets, unless they are to be utilized for other than current operations in which case they are classified as other assets, non-current.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

f)  Premises, Equipment and Depreciation

Premises and equipment are stated at actual cost less accumulated depreciation. Assets under capital leases are stated at the present value of minimum lease payments. Depreciation is computed using the straight-line method over the estimated useful lives. Assets under capital leases and leasehold improvements are amortized straight-line over their estimated useful life or the lease term, as appropriate. Costs of application software for internal use are generally charged to income as incurred due to its estimated useful lives being relatively short, usually less than one year.

The cost and the accumulated depreciation for premises and equipment sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the statement of operations. Interest related to the construction of qualifying assets is capitalized. Advances paid towards the acquisition of premises and equipment outstanding at each balance sheet date and the cost of premises and equipment not put to use before such date are disclosed as Assets under Construction.

g)  Software Development Costs

Satyam capitalizes internally generated software development costs under the provisions of Statement of Financial Accounting (SFAS) 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Capitalization of computer software development cost begins upon the establishment of technological feasibility, which Satyam has defined as the completion of a prototype. Costs incurred prior to establishment of technological feasibility and other research and development expenses are charged to income as incurred. Costs incurred by Satyam between completion of the prototype and the point at which the product is ready for general release have been insignificant.

Research and development expenses charged to income amounted to US$633 thousand, US$1,365 thousand and US$2,156 thousand for the years ended March 31, 2004, 2003 and 2002 respectively.

h)  Goodwill and Other Intangible Assets

Goodwill represents the difference between either a) the purchase price and the fair value of assets and liabilities acquired and/or b) the purchase price and additional interest in subsidiaries acquired from minority shareholders. Up to March 31, 2002, goodwill and other intangible assets including license fees were amortized over the useful lives principally over a period of 5 years based on management’s estimate. Satyam has adopted SFAS 142 “Goodwill and Other Intangible Assets” on April 1, 2002 and accordingly goodwill is tested for impairment under certain circumstances, and written down when impaired, rather than being amortized as required by previous standards. Further in accordance with SFAS 142 purchased intangible assets other than goodwill are amortized over their useful lives unless these lives are determined to be indefinite.

i)  Impairment of Long-lived Assets

Satyam has adopted the provisions of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” on April 1, 2002. Satyam reviews long-lived assets, for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. Each impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset to its recorded value. If impairment is indicated, the asset is written down to its fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell.

j)  Investments

Satyam has evaluated its investment policies consistent with the provisions of SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, and determined that all of its marketable investment securities are to be classified as available-for-sale. Accordingly, such securities are carried at fair value with unrealized gains and losses, net of taxes, reported as a separate component of other comprehensive income/(loss) until realized. Realized gains and losses and decline in value judged to be other-than-temporary are included in other income. The cost of securities sold is based on the first-in-first-out (FIFO) method. Interest and dividends on securities classified as available-for-sale are recognized when earned and included in other income. Other investments that are not marketable are carried at cost, subject to tests of other than temporary impairment.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

k)  Cost of Revenues and Selling, General and Administrative Expenses

Cost of revenues primarily include the compensation cost of technical staff, depreciation on dedicated assets and system software, travel costs, data communication expenses and other expenses incurred that are related to the generation of revenue.

Selling, general and administrative expenses generally include the compensation costs of sales, management and administrative personnel, travel costs, research and development costs, advertising, business promotion, depreciation on assets, application software costs, rent, repairs, electricity and other general expenses not attributable to cost of revenues.

l)  Advertising Costs

Satyam expenses all advertising costs as incurred. Advertising costs charged to income amounted to US$957 thousand, US$1,914 thousand and US$1,008 thousand for the years ended March 31, 2004, 2003 and 2002 respectively.

m)  Employee Benefits

i)  Provident Fund

In accordance with Indian law, all employees in India are entitled to receive benefits under the Provident Fund, which is a defined contribution plan. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (presently 12.0%) of the employees’ basic salary. Satyam has no further obligations under the plan beyond its monthly contributions. These contributions are made to the fund administered and managed by the Government of India. Satyam’s monthly contributions are charged to income in the period they are incurred.

ii)  Gratuity Plan

Satyam has a defined benefit retirement plan (the “Gratuity Plan”) covering all its employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s salary and years of employment with Satyam.

Satyam provides for the Gratuity Plan on the basis of actuarial valuations. The entire Gratuity Plan of Satyam Computer Services is unfunded.

iii)  Superannuation Plan

In addition to the above benefits, the senior employees of Satyam Computer Services in India are entitled to receive benefits under the Superannuation Plan, a defined contribution plan. Satyam Computer Services makes yearly contributions under the Superannuation plan administered and managed by LIC, based on a specified percentage (presently 10.0%) of each covered employee’s basic salary. Satyam Computer Services has no further obligations under the plan beyond its contributions.

iv)  Other Benefit Plans

Satyam maintains a 401(k) retirement plan (the “401(k) Plan”) covering all its employees in the United States. Each participant in the 401(k) Plan may elect to contribute up to 15.0% of his or her annual compensation to the 401(k) Plan. Satyam matches 50.0% of employee contributions, subject to a maximum of 3.0% of gross salary for all employees participating in the 401(k) plan. Effective October 1, 2003, Satyam Computer Services has discontinued its matching contribution under this plan.

n)  Income Taxes

In accordance with the provisions of SFAS 109, “Accounting for Income Taxes”, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period of change. Based on management’s judgment, the measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which it is more likely than not that some portion or all of such benefits will not be realized.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

o)  Earnings Per Share

In accordance with the provisions of SFAS 128, “Earnings Per Share”, basic earnings per share is computed on the basis of the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the “treasury stock” method for options and warrants, except where the results will be anti-dilutive.

p)  Stock-Based Compensation

Satyam uses the intrinsic value-based method of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in March 2000 to account for its employee stock-based compensation plan. Satyam has therefore adopted the pro-forma disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. Pursuant to SFAS No. 123, all equity instruments issued to non-employees are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

q)  Derivative financial instruments

Satyam has adopted the provisions of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” as amended. Satyam enters into forward foreign exchange contracts where the counter party is generally a bank. Satyam purchases forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on cash flows denominated in certain foreign currencies. These contracts do not qualify for hedge accounting under SFAS 133, as amended. Any derivative that is either not a designated hedge, or is so designated but is ineffective per SFAS 133, as amended is marked to market and recognized in earnings immediately.

r)  Recently Issued Accounting Pronouncements

Derivative Instruments

Effective April 1, 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends SFAS No. 133 for certain decisions made by the Board as part of the Derivatives Implementation Group (DIG) process and further clarifies the accounting and reporting standards for derivative instruments including derivatives embedded in other contracts and for hedging activities. The adoption of this statement does not have a material impact on Satyam’s operating results or financial position.

Financial Instruments

Effective, May 1, 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. On November 7, 2003, the FASB issued FASB Staff Position No 150-3, which allows entities, who meet certain criteria, to defer the effective date for periods beginning after December 15, 2004. Satyam does not expect the adoption of this statement to have a material impact on its operating results or financial position.

Guarantor’s Accounting and Disclosure Requirements

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others. The adoption of the Interpretation did not have a material impact on Satyam’s accounting or disclosure policies.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 requires unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risk and rewards of ownership among their owners and other parties involved. The provisions of FIN 46 are effective immediately to all variable entities created after January 1, 2003, and variable interest entities in which an enterprise obtains an interest in after that date. For variable interest entities created before this date, the provisions are effective July 31, 2003. On October 8, 2003, the FASB issued FASB Staff Position No. 46-e, which allows public entities, who meet certain criteria, to defer the effective date for applying the provisions of FIN No. 46 to interests held by the public entity in certain variable interest entities or potential variable interest entities until the end of the first interim or annual period ending after December 15, 2003. On December 24, 2003, the FASB extended the effective date to periods ending after March 15, 2004. The adoption of this interpretation did not have a material impact on Satyam’s operating results or financial position.

Revenue Arrangements

In January 2003, the EITF released Issue No. 00-21 (“EITF 00-21”), Revenue Arrangements with Multiple Deliverables, which addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, EITF 00-21 addresses whether an arrangement contains more than one unit of accounting and the measurement and allocation to the separate units of accounting in the arrangement. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of the consensus does not have a material impact on Satyam’s revenue recognition policies.

s)  Reclassifications

Certain items previously reported in specific financial statement captions have been reclassified to conform to the current period’s presentation.

3.  Share capital of Nipuna

In October 2003 Nipuna issued 45,669,999 0.05% convertible redeemable cumulative preference shares of par value Rs 10 ($0.22) per share to the investors at an issue price of $0.22 (equivalent to Rs.10) per share to both the Investors, in exchange for an aggregate consideration of $10 million. A similar amount will be invested in the second phase, which is expected to close by April 2004, making a total investment of US$20 Million. These Preference shares are to be mandatorily converted / redeemed into such number of equity shares latest by June 2007 based on certain provisions in the agreement relating to revenues and profits earned up to March 31, 2006. If not converted or early convert at the option of the investors based on certain triggering events, these convertible preference shares are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5%p.a.

The Investors are entitled to receive dividends at the rate of 0.05% per cent per annum, on the face value of Rs. 10 from the date of issuance of such Preference Shares. The dividends shall be fully cumulative, accumulate and payable in cash at the rate indicated above, whether or not they have been declared and whether or not there are profits, surplus or other funds of Nipuna legally available for the payment of dividends. These preference shares rank senior to all classes of Nipuna’s currently existing capital stock or established hereafter with respect to dividend distributions and repayment of capital and premium upon a Bankruptcy Event or Change in Control with respect to Nipuna, unless the terms and conditions of such class expressly provide that such class will rank senior to or on parity with the convertible redeemable cumulative preference shares. The dividend on the preference shares for the period ended March 31, 2004 is payable.

4.  Acquisition of Minority Interest

On March 28, 2003, in accordance with the share purchase and joint venture termination agreement, Satyam Computer Services acquired the remaining 24% equity shares of Satyam Manufacturing Technologies Inc.(“SMTI”) for a consideration of US$3,500 thousand. The acquisition has been accounted using the purchase method and the allocation of the purchase price was almost entirely related to goodwill. Satyam Computer Services recognized goodwill of US$3,365 thousand on this acquisition equal to the excess of the consideration paid of US$3,500 thousand over the fair value of that portion of the net assets acquired as of March 28, 2003. In accordance with the provisions of SFAS 142, the goodwill has not been amortized post acquisition.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Joint Venture and warrant agreement

In June 2000, Satyam Computer Services signed a non-binding framework agreement to form a non-exclusive joint venture with TRW Inc. (“TRW”) to be managed by Satyam Computer Services and issued warrants for a consideration of US$5 million to TRW that were convertible into equity shares of Satyam Computer Services in eighteenth month after issuance. These warrants were non-forfeitable as of the date of grant.

On August 22, 2000, Satyam Computer Services issued 63,896 warrants (each warrant exercisable to purchase five equity shares) to ESL Inc., an affiliate of TRW in exchange of Rs.71.6 (US$1.6) per share totaling to US$500 thousand in cash representing 10.0% of the total consideration to acquire the underlying equity shares in accordance with applicable Indian regulations. These warrants were convertible into 319,480 equity shares of Satyam Computer Services for Rs.644.4 (US$14.1) per share totaling US$4.5 million during the period from January 22, 2002 to February 21, 2002. The excess of the fair value of the warrants, as determined at the date of grant, over the consideration of warrants paid by ESL Inc., amounted to US$1,157 thousand. It was amortized ratably over five years and three months i.e starting from the date of signing of the joint venture agreement (September 26, 2000) to December 31, 2005. The amortization is classified as a reduction of the revenues recognized under the agreements. However, if the amortization exceeds the amount of revenue recognized in any period, the excess amortization is recorded as an expense. The fair value of the warrants had been determined on the grant date by reference to the prevailing market price of Satyam Computer Services equity shares on the Indian exchanges using the Black Scholes model and the following assumptions: volatility of 90.0% and a risk free interest rate of 10.672%. The amortization classified as a deduction of the revenues amounted to US$113 thousand and US$221 thousand for the years ended March 31, 2001 and 2002 respectively.

On September 26, 2000, the joint venture agreement was signed with equity participation in the ratio of 76:24 between Satyam Computer Services and TRW, respectively. After December 31, 2003, TRW had the option, on meeting certain specified minimum levels of revenues, to require Satyam Computer Services to purchase its 24.0% interest (“put option”). The buyout price of TRW’s interest in the joint venture depended on the aggregate amount of revenue, which TRW would provide to the joint venture from June 1, 2000 to December 31, 2005.

Satyam Computer Services recorded the put option at fair value at each balance sheet date, with the initial fair value of the put option included as part of the consideration for its 76.0% interest in the joint venture. The difference between the fair values of the put option at each valuation date was charged to selling, general and administration expenses in the statement of operations. Based on the terms of the agreement the value of put option was US$12,495 thousand as of March 31, 2002.

Share Purchase and Joint Venture Termination agreement

Northrop Grumman Corporation acquired TRW in October 2002 and subsequently TRW Inc. name was changed to the Northrop Grumman Space & Mission Systems Corporation (“NGSM”). Pursuant to the restructuring in TRW, Satyam Computer Services entered into a share purchase and joint venture termination agreement with NGSM and BDM International Inc. (hereinafter referred to as “NGSM Parties”) on February 28, 2003 whereby it agreed to purchase the 24% holding of NGSM Parties in the joint venture on the closing date for a mutually agreed consideration of US$3,500 thousand based on business prospects and synergies on account of the acquisition to Satyam. Upon completion of the agreement all the existing agreements between Satyam Computer Services and NGSM Parties have been terminated and have no further effect. The transaction was subsequently effected on March 28, 2003 with the transfer of shares and purchase consideration.

Satyam Computer Services has issued a non interest bearing unsecured promissory note of US$3,500 thousand for the share purchase to BDMI which is payable in four installments at quarterly rests from April 1, 2003 to January 1, 2004 as per the agreement.

Due to the share purchase and joint venture termination agreement the unamortized cost on warrants as at December 31, 2002 amounting to US$ 657 thousand has been fully amortized in the year ended March 31, 2003 as a reduction of the revenues and the value of put option as of December 31, 2002 amounting to US$19,843 thousand has been accounted for as operating income in the year ended March 31, 2003.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

5.  Premises, Equipment and Depreciation

Premises and equipment at cost less accumulated depreciation consist of:

	As of March 31
	2004	2003
	(US$ in thousands)
Freehold land	$4,179	$3,816
Leasehold land	1,874	1,711
Premises	12,680	9,196
Computers including servers	82,279	69,417
System software	13,594	10,988
Office equipment	47,254	39,975
Furniture and fixtures	29,830	25,888
Vehicles	4,501	3,618
Assets under construction	7,393	6,233

Total	203,584	170,842
Less: Accumulated depreciation	(135,118)	(101,684)

Premises and equipment, net	$68,466	$69,158

Satyam has established the estimated useful lives of assets for depreciation purposes as follows:

Premises	28 years
Computers including servers	2-5 years
System Software	3 years
Office equipment	5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation expense amounted to US$24,397 thousand, US$33,576 thousand and US$37,486 thousand for the years ended March 31, 2004, 2003 and 2002 respectively.

6.  Investments

Investments of Satyam consist of available-for-sale securities (“AFS”) and other non-marketable securities.

	As of March 31
	2004	2003
	(US$ in thousands)
Available-for-sale securities
Cost	$2,793	$208
Gross unrealized holding gains	—	2
Gross unrealized holding losses	—	—

AFS — Fair Value	$2,793	$210
Other investments, at cost	$3,633	$3,317
Less: Provision for impairment	(3,633)	(3,317)

Investments — Non current	$2,793	$210

Aggregate proceeds from the sale of available-for-sale securities amounted to US$1,772 thousand (purchased and sold during the year ended March 31, 2004 for US$1,554 thousand and US$1,535 thousand respectively), US$2,175 thousand (purchased during the year ended March 31, 2003 for US$2,175 thousand) and US$2,263 thousand (purchased during the year ended March 31, 2002 for US$2,263 thousand) for the years ended March 31, 2004, 2003 and 2002 respectively.

Satyam records an investment impairment charge on other non-marketable investments, which are carried at cost, when management believes an investment has experienced a decline in value that is judged to be other than temporary. Satyam monitors its investments for impairment by considering current factors including economic environment, market conditions and the operational performance and other specific factors relating to the business underlying the investment. Based on its assessment of its carrying values of investments, Satyam impaired the entire carrying value of other non-marketable investments as at March 31, 2003 due to adverse changes in the above factors.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

7.  Sale of shares by Sify

Satyam Computer Services’ ownership reduced from 52.51% as of March 31, 2002 to 37.15% as of March 31, 2003 and to 32.04% as of March 31, 2004 due to issue of new shares by Sify to third parties and sale of 1 million Indian equity shares by Satyam Computer Services as per the sponsored ADS program of Sify.

Sify’s shareholders approved the issue of shares to an affiliate of Softbank Asia Infrastructure Fund (“SAIF”) and VentureTech Solutions Private Ltd. (“VentureTech”) in a pending financing transaction at the Extraordinary General Meeting held on December 9, 2002. On December 16, 2002, SAIF and VentureTech invested US$13,000 thousand and US$3,500 thousand respectively into Sify. Sify issued 7,558,140 shares to shareholders of SAIF and 2,034,884 shares to shareholders of VentureTech at amounts per share less than Satyam’s average per share carrying value. With respect to this transaction, the resulting loss of US$1,181 thousand, net of taxes, during the year ended March 31, 2003 arising from the change in interest has been recorded as a reduction in additional paid-in capital.

In accordance with the shareholders agreement, VentureTech invested additional US$1,750 thousand and US$1,750 thousand in Sify on April 30, 2003 and July 4, 2003, respectively. Sify issued 1,017,442 shares and 1,017,441 shares on April 30, 2003 and July 4, 2003 to shareholders of VentureTech. Subsequent to these transactions, Satyam Computer Services’ ownership interest in Sify was reduced from 37.15% to 34.95%. With respect to this transaction, the resulting gain of US$15 thousand, net of taxes, during the year ended March 31, 2004 arising from the change in interest has been recorded as an increase in additional paid in capital.

On June 23, 2003 Sify’s shareholders approved sponsoring the sale of its 4,600,200 unlisted Indian equity shares through a secondary issue of American Depository Shares (“ADS”). On September 1, 2003 an invitation to offer was made by Sify to the existing holders of Indian equity shares to participate in its sponsored ADS program. On September 17, 2003, Satyam Computer Services offered to sell its 1 million Indian equity shares out of its total holding of 12,182,600 Indian equity shares in Sify. In September 2003, the sale transaction was privately negotiated and closed at a sale price of US$4.35 (Rs.198.90) per share as determined by Sify based on the recommendation of the lead manager to the sponsored ADS program.

The difference between the carrying value of the investment in Sify as of September 30, 2003 and the sales proceeds amounting to US$2,606 thousand has been accounted for as a gain during the year ended March 31, 2004 in the statement of operations. Subsequent to this transaction, Satyam Computer Services’ ownership interest in Sify was reduced from 34.95% to 32.08%.

8.  Investments in associated companies

The carrying values of investments in various associated companies of Satyam are as follows:

	As of March 31,
	2004	2003
	(US$ in thousands)
Sify	$22,258	$27,058
Satyam Venture	1,182	1,185
CA Satyam	834	1,335

Total	$24,274	$29,578

Sify

During the year ended March 31, 2003, due to the sale of new shares by Sify to SAIF and VentureTech, Satyam Computer Services’ ownership interest in Sify reduced from 52.51% to 37.15%. Subsequent to December 9, 2002, Satyam Computer Services has accounted for its interest in Sify under the equity method of accounting, primarily due to lack of controlling interest in Sify. In addition, Satyam Computer Services will have no future obligation to fund additional operating or financing requirements of Sify. Further, during the year ended March 31, 2004, due to the sale of new shares by Sify to VentureTech and sale of one million Indian equity shares by Satyam Computer Services as per the sponsored ADS program of Sify, Satyam Computer Services’ ownership interest in Sify reduced from 37.15% to 32.04%.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

The summarized financial information as to assets, liabilities and results of operations of Sify is presented below:

	As of March 31,
	2004	2003
	(US$ in thousands)
Balance sheet
Current assets	$49,304	$36,451
Non-current assets	38,232	41,351
Current liabilities	23,630	15,219
Net current asset	25,675	21,232
Shareholders’ equity	62,573	60,776

		For the period
	Year ended	December 10, 2002
	March 31, 2004	to March 31, 2003
	(US$ in thousands)
Statement of operations
Revenues	$61,067	$15,286
Gross profit	28,873	7,178
Operating loss	12,903	5,116
Net loss	7,984	4,452

Satyam Computer Services’ equity in the loss of Sify, net of taxes amounted to US$2,230 thousand for the year ended March 31, 2004 and US$1,307 for period from December 10, 2002 to March 31, 2003 respectively.

Satyam Venture

On October 28, 2000, Satyam Computer Services entered into an agreement with Venture Industries, USA (“Venture”) to form an equally held joint venture company Satyam Venture Engineering Services Private Limited. (“Satyam Venture”). Satyam Computer Services holds 50% in Satyam Venture. The joint venture was formed on January 3, 2000 at Hyderabad, India. Satyam Venture is engaged in providing engineering solutions, software development and customization services specifically for the automotive industries worldwide. Satyam Computer Services equity in the profit / (loss) of Satyam Venture, net of taxes amounted to US$(3) thousand, US$179 thousand and US$323 for the years ended March 31, 2004, 2003 and 2002 respectively .

CA Satyam

On December 29, 2000, Satyam Computer Services entered into an agreement with Computer Associates International, Inc. (“CA”) to form an equally held joint venture company CA Satyam ASP Private Limited (“CA Satyam”). Satyam Computer Services holds 50% in CA Satyam. The joint venture was formed in January 2001, at Mumbai, India. As per the agreement, both Satyam Computer Services and CA have invested US$1,500 thousand each in the joint venture. Satyam Computer Services equity in the loss of CA Satyam, net of taxes amounted to US$398 thousand, US$ 126 thousand and US$4 thousand for the years ended March 31, 2004, 2003 and 2002 respectively .

Satyam GE

In January 2002, Satyam Computer Services initiated the process of transfer of its 50% shareholding in Satyam GE Software Services Private Limited (“Satyam GE”) to GE Pacific (Mauritius) Limited, Mauritius (“GEPL”) in accordance with the shareholders’ agreement for a consideration of approximately US$4,000 thousand. The transfer was subject to fulfillment of terms and conditions specified in the agreement and obtaining necessary approvals from appropriate authorities. Satyam Computer Services continued to have the ability to exercise significant influence over the operating and financial policies of Satyam GE and hence accounted for its 50% interest in Satyam GE using the equity method up to June 30, 2002. During the year ended March 31, 2003 the necessary approvals were received and Satyam recorded a gain of US$830 thousand in the statement of operations, the excess of sales consideration received over the carrying value as of June 30, 2002.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

9.  Income Taxes

The provision for income taxes consists of:

	Year ended March 31
	2004	2003	2002
	(US$ in thousands)
Foreign taxes
Current	$20,205	$10,491	$4,596
Deferred	279	433	(3,709)
Domestic taxes
Current	3,355	3,046	2,627
Deferred	(1,295)	(4,201)	(2,745)

Aggregate taxes	$22,544	$9,769	$769

A reconciliation between the provision for income taxes to the amount computed by applying the statutory income tax rate to income before provision for income taxes is summarized below:

	Year ended March 31
	2004	2003	2002
	(US$ in thousands)
Net income/(losses) before taxes	$137,035	$84,324	$(4,879)
Enacted tax rates in India	35.88%	36.75%	35.70%

Computed tax expense	$49,162	$30,989	$(1,742)
Tax effect due to non-taxable export income	(38,218)	(31,089)	(37,688)
Difference arising from different tax rates in other tax jurisdictions	6,985	3,363	1,119
Difference arising from different tax rates on gain on sale of investments	(562)	(2,478)	(22,304)
Deferred stock based compensation (non-deductible)	583	1,662	3,854
Goodwill (non-deductible)	—	—	35,026
Changes in valuation allowance, including losses of subsidiaries	824	11,578	23,775
Effect of tax rate change	22	(9)	(246)
Others	3,748	(4,259)	(1,971)

Income taxes	22,544	9,757	(177)

Tax for earlier years	—	12	946
Income taxes recognized in the statement of operations	$22,544	$9,769	$769

The current provisions for income taxes, net of payments, were US$8,630 thousand and US$16,086 thousand as of March 31, 2004 and 2003 respectively. The provision for foreign taxes is due to income taxes payable in overseas tax jurisdictions by its offsite and onsite centers, principally in the United States. Satyam Computer Services benefits from certain significant tax incentives provided to software entities under Indian tax laws. These incentives presently include: (i) an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operations of software development facilities designated as “Software Technology Parks” (“STP units”); and (ii) a tax deduction of 50% of profits from exporting computer software progressively reduced to Nil by the year 2004-05. The benefits of these tax incentives have historically resulted in an effective tax rate for Satyam Computer Services well below statutory rates. In case of Satyam Computer Services for various registered STP units these exemptions expire starting from fiscal 2006 through fiscal 2010. However, Satyam Computer Services earns certain other income and domestic income, which are taxable irrespective of the tax holiday as stated above. Satyam Computer Services subsidiaries are subject to income taxes of the countries in which they operate.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Significant components of activities that gave rise to deferred tax assets and liabilities included in the financial statements are as follows:

	As of March 31
	2004	2003
	(US$ in thousands)
Deferred tax assets:
Operating loss carry forwards	$17,582	$15,265
Provision for accounts receivable, advances and investments	4,016	3,354
Premises and equipment	443	698
Others	2,065	3,132

Gross deferred tax assets	24,106	22,449
Less: Valuation allowance	(17,582)	(15,265)

Total deferred tax assets	6,524	7,184

Deferred tax liabilities:
Premises and equipment	(3,023)	(2,581)
Provision for accounts receivable and advances	(1,975)	(1,686)
Investments in associated companies and gain on dilution of interest in a subsidiary	(5,734)	(8,107)

Total deferred tax liabilities	(10,732)	(12,374)

Net deferred tax liabilities	$(4,208)	$(5,190)

Satyam has not provided for any deferred income taxes on undistributed earnings of foreign subsidiaries due to the losses incurred by them since their inception. These losses aggregated to approximately US$37,173 thousand and US$36,782 thousand as of March 31, 2004 and 2003 respectively.

Satyam has not recognized deferred income taxes arising on income of Satyam Computer Services due to the tax benefit available to it in the form of a deduction from taxable income, except to the extent of timing differences which reverse after the tax holiday period or unless they reverse under foreign taxes.

Operating loss carry forwards for tax purposes of Satyam Computer Services and its consolidated subsidiaries amount to approximately US$17,582 thousand and US$15,265 thousand as of March 31, 2004 and 2003 respectively and are available as an offset against future taxable income of such entities. These carry forwards expire at various dates primarily over 8 to 20 years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carry forwards. A valuation allowance is established attributable to deferred tax assets and loss carry forwards in subsidiaries where, based on available evidence, it is more likely than not that they will not be realized.

Net deferred tax liabilities included in the consolidated balance sheets are as follows:

	As of March 31
	2004	2003
	(US$ in thousands)
Current assets — deferred income taxes	$6,081	$4,488
Non-current assets — other assets*	443	2,696
Current liabilities — accrued expenses and other liabilities*	(1,975)	(1,686)
Long-term liabilities — Deferred income taxes	(8,757)	(10,688)

Net deferred tax liabilities	$(4,208)	$(5,190)

*	Included in “other assets” and “accrued expenses and other liabilities” respectively.

10.  Borrowings

Short-term debts

Short-term debts amounted to US$Nil and US$2,500 thousand as of March 31, 2004 and 2003 respectively. Short-term debt as of March 31, 2003 is represented by a non-interest bearing unsecured promissory note issued by Satyam Computer Services for acquisition of minority interest in SMTI amounting to US$3,500 thousand. The promissory note was payable in four installments at quarterly rests, from April 1, 2003 to January 1, 2004. Satyam Computer Services has repaid the full amount in four installments amounting to US$1,000 thousand each in March 2003, June 2003 and September 2003 and US$500 thousand in December 2003.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Long-term debts

Long-term debts outstanding comprise of:

	As of March 31
	2004	2003
	(US$ in thousands)
Secured debts, representing obligation principally to banks and financial institutions
— 10.75% Rupee loans of SC-Trust, maturing serially through fiscal 2006	$2,428	$2,675
Hire Purchase Loans	1,754	1,399

Total Debt	4,182	4,074

Less: Current portion of long-term debts	(2,356)	(2,336)

Long-term debts, net of current portion	$1,826	$1,738

Rupee loans are secured by equity shares of Satyam Computer Services’ held by the SC-Trust. In May 2003, SC-Trust has repaid its rupee loans maturing in January 2004, amounting to US$1,239 thousand with a interest rate of 13%p.a. and has substituted the same with a new loan of US$1,239 thousand with a fixed interest rate of 10.75%p.a. maturing in July 2005. In March 2003, SC-Trust has repaid one of its rupee loans maturing in March 2004 amounting to US$1,410 thousand with a interest rate of 13%p.a. and has substituted the same with a new loan of US$1,410 thousand with a fixed interest rate of 10.75%p.a. maturing in July 2005. There were no prepayment costs associated with these extinguishments.

Aggregate maturities of long-term debts subsequent to March 31, 2004, are US$2,356 thousand in fiscal 2005, US$1,631 thousand in fiscal 2006, US$195 thousand in fiscal 2007.

Unused lines of credit

Unused lines of credit comprise of:

	As of March 31
	2004	2003
	(US$ in thousands)
Cash credit and short term debts	$8,065	$7,364
Non-fund facilities	4,877	8,005

Total Unused lines of credits	$12,942	$15,369

11.  Employee Benefits

The Gratuity Plan

The following table sets forth the funded status of the Gratuity Plan of Satyam, and the amounts recognized in Satyam’s consolidated balance sheets and statements of operations.

	Year ended March 31
	2004	2003	2002*
	(US$ in thousands)
Accumulated benefit obligation	$1,948	$1,257	$652

Change in projected benefit obligation Projected benefit obligation at beginning of the period	2,481	1,536	1,179
Service cost	889	623	609
Interest cost	203	156	124
Actuarial loss (gain)	300	144	(41)
Benefits paid	(155)	(25)	(12)
Effect of exchange rate changes	307	47	(63)

Projected benefit obligation at end of the period	4,025	2,481	1,796

Change in plan assets
Fair value of plan assets at beginning of the period	—	—	39
Actual return on plan assets	—	—	6
Employer contribution	162	24	46
Benefits paid from plan assets	(162)	(24)	(19)

Fair value of plan assets at end of the period	—	—	72

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

	Year ended March 31
	2004	2003	2002*
	(US$ in thousands)
Funded status of the plans	(4,025)	(2,481)	(1,724)
Unrecognized transition obligation	3	11	22
Unrecognized net actuarial loss (gain)	1,221	339	211
Amount recognized during the period	(4)	(3)	(11)

Accrued benefit cost	$(2,805)	$(2,134)	$(1,502)

*	The financial information above includes Sify for fiscal 2002 only.

The components of net gratuity costs are reflected below:

Service cost	889	$623	$609
Interest cost	203	156	124
Expected returns on plan assets	—	—	5
Amortization	12	11	11
Amount recognized during the period	8	3	11

Net gratuity costs	$1,112	$793	$760

Weighted-average assumptions used to determine benefit obligations:

	As of March 31,
	2004	2003	2002
Discount rate	7.0%	8.0%	10.0%
Long-term rate of compensation increase	7.0%	7.0%	9.0%

Weighted-average assumptions used to determine net periodic benefit cost:

	For the year ended March 31,
	2004	2003	2002
Discount rate	7.0%	8.0%	10.0%
Long-term rate of compensation increase	7.0%	7.0%	9.0%
Long-term rate of return on plan assets	0%	0%	0%

Cash Flows

Satyam expects to contribute US$186 thousand to its Gratuity plan during the year ending March 31, 2005. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Expected contribution
(US$ in thousands)
For the financial year ended March 31,
2006	320
2007	425
2008	569
2009	836
2010 - 2014	5,753

Provident Fund

Satyam’s contribution towards the Provident Fund amounted to US$3,360 thousand, US$ 2,633 thousand and US$2,201 thousand for the years ended March 31, 2004, 2003 and 2002 respectively.

Superannuation Plan

Satyam Computer Services’ contribution towards the Superannuation Plan maintained by LIC amounted to US$421 thousand, US$26 thousand and US$35 thousand for the years ended March 31, 2004, 2003 and 2002 respectively.

401(k) Plan

Satyam’s matching contribution under 401(k) Plan amounted to US$403 thousand, US$569 thousand and US$345 for the years ended March 31, 2004, 2003 and 2002 respectively. Effective October 1, 2003, Satyam Computer Services has discontinued its matching contribution under this plan.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

12.  Earnings Per Share

Basic earning per share is computed on the basis of the weighted average number of shares outstanding (weighted average number of shares issued less unallocated, unvested and unexercised shares held by the SC — Trust). Allocated but unvested or unexercised shares not included in the calculation of weighted-average shares outstanding for basic earnings per share were 58,200 and 1,167,380 as of March 31, 2004 and 2003. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding plus the effect of outstanding stock options using the “treasury stock” method.

In addition to the above, the unallocated shares held by SC — Trust, which are by definition unvested, have been excluded from all earnings per share calculations. Such shares amounted to 1,629,480 and 1,043,440 as of March 31, 2004 and 2003 respectively.

The components of basic and diluted earnings per share were as follows:

	Year ended March 31
	2004	2003	2002
	(US$ in thousands except share data)
Net income	$111,860	$82,298	$42,357
Equity Shares:
Average outstanding shares (in thousands)	313,155	311,797	305,751
Dilutive effect of: Associate Stock Options (in thousands)	3,902	6,861	1,362

Share and share equivalents (in thousands)	317,057	318,658	307,113

Earnings per share
Basic	$0.36	$0.26	$0.14
Diluted	$0.35	$0.26	$0.14

13.  Stock-based Compensation Plans

ASOP plan

In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the “ASOP plan”). Satyam Computer Services subsequently established a controlled associate welfare trust called the Satyam Associate Trust (the “SC-Trust”), to administer the ASOP and issued warrants to purchase 13,000,000 shares of Satyam Computer Services. In turn, the SC-Trust periodically grants warrants to eligible associates to purchase equity shares held by or reserved for the issuance to the SC-Trust. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the associate’s length of service and performance. Upon vesting, associates have 30 days in which to exercise these warrants. In order to ensure all its associates received the benefits of the Satyam Computer Services stock split in December 1999, the SC-Trust exercised all its warrants to purchase Satyam Computer Services shares prior to the split using the proceeds obtained from bank loans amounting to US$13,226 thousand. Prior to August 31, 1999, the exercise price of the remaining SC-Trust warrants was Rupees (“Rs.”) 450 per warrant. Subsequent to August 31, 1999, each warrant entitles the holder to purchase ten shares (adjusted for stock splits) of Satyam Computer Services at a price of Rs.450 per warrant plus an interest component, associated with the loan which the SC-Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. This stock bonus had been treated as an equity restructuring and correspondingly no additional compensation cost had been recognized as a result of the conversion of warrants held by the SC-Trust.

ASOP B plan

In April 2000, Satyam Computer Services established its Associate Stock Option Plan B (the “ASOP B”) and reserved warrants for 41,727,140 equity shares to be issued to eligible associates with the intention to issue the warrants at the market price of the underlying equity shares on the date of the grant. These warrants vest over a period ranging from two to four years, starting with 20% in second year, 30% in the third year and 50% in the fourth year. Upon vesting, associates have 5 years to exercise these warrants. No equity shares have been issued by Satyam Computer Services to the SC-Trust under the ASOP B.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

ASOP ADS plan

In May 2000, Satyam Computer Services established its Associate Stock Option Plan (ADS) (the ‘ASOP (ADS)’) to be administered by the Administrator of the ASOP (ADS) which is a committee appointed by the Board of Directors of Satyam Computer Services and reserved 2,574,665 ADSs (5,149,330 shares) to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE (fair market value) on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP(ADS) . These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS). No equity shares underlying the ADS (options) have been issued by Satyam Computer Services to the SC-Trust.

Warrant grants

During the year ended March 31, 2004, the SC-Trust issued immediately vesting warrants for 92,500 and warrants for 89,500 (net of 11,700 shares forfeited) shares with longer vesting periods to the associates under the ASOP plan. Further, during the same period, under the ASOP B plan, Satyam Computer Services issued warrants for 44,65,271 (net of 645,528 shares forfeited) shares to the associates. During the same period, under the ASOP (ADS), Satyam Computer Services issued warrants for 63,143 ADS representing 126,286 (net of 128,400 shares cancelled) shares to associates under the ASOP (ADS) plan.

During the year ended March 31, 2003, the SC-Trust issued immediately vesting warrants for 526,900 shares and warrants for 128,750 (net of 38,750 shares forfeited) shares with longer vesting periods to the associates under the ASOP plan. Further, during the same period, under the ASOP B plan, Satyam Computer Services issued warrants for 4,269,621 (net of 1,133,723 shares forfeited) shares to the associates. During the same period warrants for 93,850 ADS representing 187,700 (net of 232,300 shares forfeited) shares to associates under the ASOP (ADS) plan.

During the year ended March 31, 2002, the SC-Trust issued immediately vesting warrants for 702,010 (net of 60,000 forfeited) shares and warrants for 80,050 (net of 49,620 forfeited) shares with longer vesting periods to the associates under the ASOP plan. Further, during the same period, under the ASOP B plan, Satyam Computer Services issued warrants for 4,438,118 (net of 598,563 forfeited) shares to the associates and warrants for 1,169,425 ADS representing 2,338,850 equity shares to associates under the ASOP(ADS) plan.

Changes in number of shares representing stock options outstanding for each of the plans were as follows:

	Year ended March 31
	2004		2003		2002
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
ASOP Plan	shares	Price	shares	Price	shares	Price
Balance at the beginning of the period	1,167,380	$1.31	1,924,890	$1.28	9,454,140	$1.24
Granted	193,700	$1.68	694,400	$1.52	891,680	$1.29
Exercised	(523,140)	$1.81	(1,273,000)	$1.42	(7,686,250)	$1.17
Cancelled	(11,700)	$1.90	(38,750)	$1.72	(109,620)	$1.40
Lapsed	(768,040)	$1.18	(140,160)	$1.28	(625,060)	$1.28

Balance at the end of the period	58,200	$1.99	1,167,380	$1.31	1,924,890	$1.28

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

	Year ended March 31
	2004		2003		2002
	Number of	Weighted Average	Number of	Weighted Average	Number of	Weighted Average
ASOP B	shares	Exercise Price	shares	Exercise Price	shares	Exercise Price
Balance at the beginning of the period	14,464,148	$5.33	10,197,327	$5.60	5,759,209	$7.17
Granted	5,110,799	$6.33	5,403,344	$4.78	5,036,681	$4.41
Exercised	(1,418,938)	$5.09	(2,800)	$3.75	—	—
Cancelled	(645,528)	$5.53	(1,133,723)	$6.50	(598,563)	$7.87
Lapsed	—	—	—	—	—	—

Balance at the end of the period	17,510,481	$6.05	14,464,148	$5.33	10,197,327	$5.60

	Year ended March 31
	2004		2003		2002
	Number of	Weighted Average	Number of	Weighted Average	Number of	Weighted Average
ASOP (ADS)	shares	Exercise Price	shares	Exercise Price	shares	Exercise Price
Balance at the beginning of the period	2,526,550	$5.08	2,338,850	$4.97	—	—
Granted	254,686	$8.65	420,000	$5.23	2,338,850	$4.97
Exercised	(289,972)	$5.42	—	—	—	—
Cancelled	(128,400)	$5.41	(232,300)	$5.01	—	—
Lapsed	—	—	—	—	—	—

Balance at the end of the period	2,362,864	$5.92	2,526,550	$5.08	2,338,850	$4.97

Information about number of shares representing stock options outstanding:

			Outstanding			Exercisable
			Weighted Average	Weighted Average	Number of shares	Weighted Average	Number of shares
	Range of Exercise Price		Exercise Price (per	remaining	arising out of	Exercise Price (per	arising out of
Period	(per share)		share)	contractual Life	options	share)	options
Fiscal 2004	Rs.84.78 Rs.655.61	US$1.95 US$15.11	Rs.261.51 US $6.03	1.35 years	19,931,545	Rs.79.28 US$1.83	92,500
Fiscal 2003	Rs.73.80 Rs.665.61	US$1.70 US$15.34	Rs.239.36 US$5.52	1.28 years	18,158,078	Rs.71.19 US$1.64	526,900

The US$ numbers in the above tables have been translated using the closing exchange rate as of March 31, 2004 1US$= Rs.43.40

Deferred stock-based compensation

Satyam Computer Services recognized deferred stock-based compensation of US$762 thousand, US$1,745 thousand and US$1,203 for the years ended March 31, 2004, 2003 and 2002 respectively. Satyam Computer Services amortized and charged to income US$1,625 thousand, US$3,380 thousand and US$10,479 thousand for the years ended March 31, 2004, 2003 and 2002 respectively.

Pursuant to APB 25, deferred-stock compensation has been computed as of grant date based on the difference between the exercise price of the warrants and the fair value of underlying shares of Satyam Computer Services. Deferred stock compensation is amortized on a straight-line basis over the vesting period of the related warrants.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

The weighted-average grant-date fair value of options granted was US$6.03, US$5.04 and US$4.21 for the years ended March 31, 2004, 2003 and 2002 respectively.

Additional Disclosure

Had compensation cost been recognized based on the fair value at the date of grant in accordance with SFAS 123, the pro-forma amounts of Satyam’s net income and earnings per share would have been as follows for the years ended March 31, 2004, 2003 and 2002 respectively.

	Year ended March 31
	2004	2003	2002
	(US$ in thousands except per share data)
Net Income
- As reported	$111,860	$82,298	$42,357
Add: Charge under APB 25	1,625	3,380	10,794
Less: Charge under FAS 123	(25,231)	(23,249)	(36,410)

- Pro forma	$88,254	$62,429	$16,741

Earnings Per Share:
Basic
- As reported	$0.36	$0.26	$0.14
- Pro forma	0.28	$0.20	$0.05
Diluted
- As reported	$0.35	$0.26	$0.14
- Pro forma	0.28	$0.20	$0.05

Note: The pro forma disclosures shown above are not representative of the effects on net income and earnings per share in future years.

The fair value of Satyam Computer Services’ stock options used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model.

The following assumptions were used:

	Year ended March 31
	2004	2003	2002
Dividend yield	0.61%	0.86%	0.52%
Expected volatility	69.00%	69.00%	75.00%
Risk-free interest rate	7.00%	9.00%	10.32%
Expected term (in years)	2.69	2.77	3.47

14. Segmental Reporting

Satyam has adopted SFAS 131; “Disclosures about Segments of an Enterprise and Related Information” which requires disclosure of financial and descriptive information about Satyam’s reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on stand-alone revenues and net income for the companies in Satyam. Up to March 31, 2003 Satyam provided segmental disclosures based on three business groups: IT services, Internet services and Products. Subsequent to March 31, 2003 executive management evaluates Satyam’s operating segments based on the following three-business groups:

•	IT services, providing a comprehensive range of services, including software development, packaged software integration, system maintenance and engineering design services. Satyam provides its customers the ability to meet all of their information technology needs from one service provider. Satyam’s eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam also assists its customers in making their existing computing systems accessible over the Internet.

•	Business Process Outsourcing, providing BPO services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).

•	Software Products, product development and creation of propriety software.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Satyam’s operating segment information for the years ended March 31, 2004, 2003 and 2002 based on its new segments are as follows:

Business Segments

	IT Services	BPO	Software Products	Elimination	Consolidated totals
	(US$ in thousands)
For the year ended March 31, 2004
Revenue – External customers	$565,028	$1,293	$51	—	$566,372
Revenue – Inter-segment	405	1,097	72	$(1,574)	—

Total Revenues	565,433	2,390	123	(1,574)	566,372

Operating income / (loss)	125,402	(4,055)	(198)	—	121,149
Equity in earnings / (losses) of associated companies, net of taxes	(2,631)	—	—	—	(2,631)
Net income / (loss)	116,195	(4,140)	(195)	—	111,860
Segment assets	719,262	9,897	34	(15,425)	713,768
Depreciation, amortization and impairment of goodwill	24,006	388	3	—	24,397
Capital expenditures for long-lived assets	15,628	2,436	—	—	18,064

For the year ended March 31, 2003
Revenue – External customers	$458,336	—	$871	—	$459,207
Revenue – Inter-segment	—	—	253	$(253)	—

Total Revenues	458,336	—	1,124	(253)	459,207

Operating income / (loss)	83,407	—	232	—	83,639
Equity in earnings / (losses) of associated companies, net of taxes	(3,339)	—	—	—	(3,339)
Net income / (loss)	82,066	—	232	—	82,298
Segment assets	590,432	—	1,036	(29,774)	561,694
Depreciation and amortization of other intangible assets	37,102	—	75	—	37,177
Capital expenditures for long-lived assets	11,015	—	1	—	11,016

For the year ended March 31, 2002
Revenue – External customers	$413,906	—	$585	—	$414,491
Revenue – Inter-segment	18	—	284	$(302)	—

Total Revenues	413,924	—	869	(302)	414,491

Operating income / (loss)	(60,883)	—	(2,630)	—	(63,513)
Equity in earnings / (losses) of associated companies, net of taxes	(25,401)	—	—	—	(25,401)
Net income / (loss)	44,987	—	(2,630)	—	42,357
Segment assets	548,831	—	754	(34,083)	515,502
Depreciation and amortization of other intangible assets	135,933	—	385	—	136,318
Capital expenditures for long-lived assets	30,665	—	(1,001)	—	29,664

The capital expenditures for long-lived assets in the above table represent the additions to premises and equipment (fixed assets) of each segment.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Geographic Information

The revenues that are attributable to countries based on location of customers and long-lived assets are as follows:

	Year ended March 31,
	2004		2003		2002
	Revenues from	Long-lived	Revenues from	Long-lived	Revenues from	Long-lived
	external customers	assets	external customers	assets	external customers	assets
	(US$ in thousands)
North America	$414,944	$3,973	$335,930	$3,939	$298,458	$4,280
Europe	77,790	531	53,265	579	39,202	657
India	16,050	77,446	27,911	77,785	32,089	132,428
Japan	11,108	227	10,473	348	9,152	348
Rest of the World	46,480	1,825	31,628	693	35,590	491

Total	$566,372	$84,002	$459,207	$83,344	$414,491	$138,204

The long-lived assets in the above table represent premises and equipment and intangible assets of each segment.

15. Related Party Transactions

Related party transactions comprise of

	Year ended March 31
	2004	2003	2002
	(US$ in thousands)
Infrastructure and other services provided by Satyam to
Sify, its subsidiaries and associated companies	$72	$68	$1,078
Satyam Venture	1,225	875	928
Satyam GE	—	9	142

Total	$1,297	$952	$2,148

Services/Interest received by Satyam from
Sify, its subsidiaries and associated companies	$1,439	$245	$47
Satyam Venture	5,338	357	—

Total	$6,777	$602	$47

The balances receivable from and payable to related parties are as follows:

	As of March 31
Amount due from/(to) associated companies	2004	2003
	(US$ in thousands)
Sify, its subsidiaries and associated companies	$(257)	$(78)
Satyam Venture	(1,345)	(69)

Total	$(1,602)	$(147)

16. Shareholders’ Equity and Dividends

a) Issuance of common stock

In May 2001, Satyam Computer Services listed its American Depository Shares (“ADS”) for trading on the New York Stock Exchange (“NYSE” ticker symbol “SAY”). Satyam Computer Services issued 16,675,000 ADS (representing 33,350,000 equity shares of Rs. 2 each fully paid up) at a price of US$9.71 per ADS, including ADS issued on exercise of 15% Greenshoe option by the Underwriters. Each ADS represents two equity shares of Rs 2 each fully paid up.

b) Dividends

Final dividends proposed by the Board of Directors are payable when formally declared by the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. The Board of Directors declares interim dividends without the need for shareholders’ approval.

Dividends payable to equity shareholders are based on the net income available for distribution as reported in Satyam Computer Services unconsolidated financial statements prepared in accordance with Indian GAAP. As such, dividends are declared and paid in Indian Rupees. The net income in accordance with U.S. GAAP may, in certain years, either not be fully available or will be additionally available for distribution to equity shareholders.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Under Indian GAAP the net income available for distribution to equity shareholders was US$128,063 thousand, US$64,680 thousand and US$92,029 thousand for the years ended March 31, 2004, 2003 and 2002 respectively.

Under the Indian Companies Act, dividends may be paid out of the profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10.0% of the par value of its equity shares, a company is required to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10.0%, depending on the dividend percentage to be declared in such year.

17. Goodwill

Goodwill consists of:

	As of March 31
	2004	2003
	(US$ in thousands)
Goodwill
Acquisition of minority interest in
Satyam Enterprise Solutions Limited	$23,702	$21,642
Satyam Manufacturing Technologies Inc.	3,685	3,365

Total	27,387	25,007
Less: Accumulated amortization	(11,851)	(10,821)

Goodwill, net	$15,536	$14,186

Goodwill represents the excess of amount paid towards purchase price and non-refundable deposit over the fair value of assets acquired, and currently primarily relates to the acquisition of the minority interest in Satyam Enterprise Solutions Limited by Satyam Computer Services.

Goodwill is tested when circumstances indicate that the carrying amount may not be recoverable as provided under FAS 142. Based on these tests there is no impairment of goodwill during the years ended March 31, 2004 and 2003. However there can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

18. Contingencies and Commitments

a) Funding and Warrant commitments — Nipuna

Satyam Computer Services has guaranteed payment of all sums payable by Nipuna to the Investors on redemption of the Preference Shares. Further Satyam Computer Services is required to subscribe to Convertible Debentures amounting to US$20 million based on certain provisions in the agreement. These convertible debentures shall bear an interest rate equal to the prime lending rate of the State Bank of India prevailing at that time and are convertible upon the election of Nipuna into Ordinary Shares at any time after issuance.

Satyam Computer Services, Nipuna and the Investors have also entered into a Warrant Agreement whereby Nipuna agrees to issue to the Investors warrants in consideration of and based upon the referral revenues received by Nipuna or its Subsidiaries at any time during the period commencing from the date of initial closing and ending in June 2007 from business referred to Nipuna or its Subsidiaries by an Investor or its Affiliates. The Investors have rights to purchase from Nipuna Ordinary Shares which, upon issuance, would constitute 7.5% of the then outstanding equity share capital of the Company on a fully diluted basis during the exercise period at the price per share then in effect and subject to other terms and conditions set forth in the agreement.

b) Bank guarantees

Bank guarantees outstanding are US$5,344 thousand and US$3,503 thousand as of March 31, 2004 and 2003 respectively. Bank guarantees are generally provided to government agencies, primarily to the Telegraph Authorities as security for compliance with and performance of terms and conditions contained in the Internet Service Provider license granted to Sify and Videsh Sanchar Nigam Limited, towards the supply and installation of an electronic commerce platform respectively. Satyam also provides guarantees to Excise and Customs authorities for the purposes of maintaining a bonded warehouse. These guarantees may be revoked by the governmental agencies if they suffer any losses or damage through the breach of any of the covenants contained in the agreements.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

c) Capital commitments

Contractual commitments for capital expenditure pending execution were US$4,414 thousand and US$4,441 thousand as of March 31, 2004 and 2003 respectively.

Contractual commitments for capital expenditures are relating to acquisition of premises, equipment and new network infrastructure.

d) Operating lease

Satyam has certain operating leases for office premises and guesthouses. Most of the operating leases provide for increased rent through increases in general price levels. Rental expense for operating leases amounted to US$9,110 thousand, US$8,735 thousand and US$9,243 thousand for the years ended March 31, 2004, 2003 and 2002 respectively.

Future minimum annual lease commitments, including those leases for which renewal options may be exercised as of March 31, 2004 are US$1,877 thousand in fiscal 2005, US$1,756 thousand in fiscal 2006, US$1,798 thousand in fiscal 2007, US$1,091 thousand in fiscal 2008 and US$1,333 thousand thereafter.

19. Concentration of Credit Risk

Accounts receivable balances are typically unsecured and are derived from revenues earned from customers primarily located in the United States. Satyam monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. The following table gives details in respect of percentage of revenues generated from top two and top five customers:

	Year ended March 31
	2004	2003	2002
Revenues generated from top two customers
Customer I	14.28%	16.14%	18.26%
Customer II	9.92%	8.71%	6.93%
Total revenues from top five customers	36.45%	38.41%	38.40%

20. Financial Instruments

Forward Contracts

Satyam Computer Services enters into forward foreign exchange contracts where the counter party is generally a bank. Satyam Computer Services considers the risks of non-performance by the counter party as non-material. The aggregate contracted principal amounts of Satyam Computer Services’s foreign exchange forward contracts (sell) outstanding amounted to US$44,500 thousand and US$4,000 thousand as of March 31, 2004 and 2003. Gains on foreign exchange forward contracts which are included under the head other income/expense in the statement of operations amounted to US$2,361 thousand (US$435 thousand on outstanding forward contracts), US$56 thousand (US$43 thousand on outstanding forward contracts)and US$Nil for the years ended March 31, 2004, 2003 and 2002 respectively. The outstanding forward exchange contracts as of March 31, 2004 mature between one to nine months.

Fair value

The carrying amounts reported in the balance sheets for cash and cash equivalents, investments in bank deposits trade and other receivables, investments, amounts due to or from related parties, accounts payable and other liabilities approximate their respective fair values due to their short maturity. The approximate fair value of long-term debts, as determined by using current interest rates was US$4,189 thousand and US$4,081 thousand as of March 31, 2004 and 2003 respectively as compared to the carrying amounts of US$4,182 thousand and US$4,074 thousand as of March 31, 2004 and 2003 respectively.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

21. Schedules of Balance sheet

a) Cash and Cash Equivalents

The cash and cash equivalents consist of:

	As of March 31
	2004	2003
	(US$ in thousands)
Cash and bank balances	$80,676	$53,133
Cash equivalents	6,054	9,069

Cash and cash equivalents	$86,730	$62,202

b) Accounts Receivable

Accounts receivable consist of:

	As of March 31
	2004	2003
	(US$ in thousands)
Customers (trade)	$147,142	$105,477
Related parties	615	467
Less: Allowance for doubtful debts	(13,930)	(9,180)

Accounts receivable	$133,827	$96,764

The allowance for doubtful debt is established at amounts considered to be appropriate based primarily upon Satyam’s past credit loss experience and an evaluation of potential losses on the outstanding receivable balances.

c) Prepaid Expenses and Other Receivables

Prepaid expenses and other receivables consist of:

	As of March 31
	2004	2003
	(US$ in thousands)
Interest accrued on bank deposits	$21,074	—
Prepaid expenses	$3,887	$2,725
Directors liability insurance	418	608
Advance for expenses	4,614	2,707
Loans and advance to employees	2,892	2,183
Other advances and receivables	1,616	2,019
Less: Allowance for doubtful advances	(1,596)	(1,201)

Prepaid expenses and other receivables	$32,905	$9,041

Prepaid expenses principally include the un-expired portion of annual rentals paid to the Department of Telecommunications, Ministry of Communications, and the Government of India for use of leased telecommunication lines, Satellite link charges, and insurance premiums.

d) Other Assets

Other assets consist of:

	As of March 31
	2004	2003
	(US$ in thousands)
Interest accrued on bank deposits	—	$3,891
Deposits	6,901	4,396
Loans and advances to employees due after one year	902	866
Deferred taxes on income	443	2,696
Others	1,599	751
Less: Allowance for doubtful deposits/advances	(1,571)	(1,434)

Other Assets	$8,274	$11,166

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Others include the non-current portion of the restricted cash in the form of deposits placed with banks to obtain bank guarantees amounted to US$294 thousand and US$81 thousand as of March 31, 2004 and 2003 respectively. Telephone and other deposits are primarily attributable to deposits with government organizations principally to obtain leased telephone lines and electricity supplies and advance payments to vendors for the supply of goods and rendering of services.

e) Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of:

	As of March 31
	2004	2003
	(US$ in thousands)
Accrued expenses	$21,791	$17,181
Unclaimed dividend	827	567
Provision for taxation, net of payments	8,630	16,086
Provision for gratuity and leave encashment	4,935	2,737
Deferred taxes on income	1,975	1,686
Others	8,516	5,787

Accrued expenses and other current liabilities	$46,674	$44,044

22. Restatement of financial statements

Satyam has restated beginning shareholder’s equity as of March 31, 2001 and shareholder’s equity and net income as of and for the years ended March 31, 2003 and 2002, to reflect the impact on deferred tax liabilities and income taxes of Satyam’s equity in the losses of Sify. Such impact was not previously recognized. The effects of these adjustments are as follows:

	As of March 31,
	2003	2002	2001
	(US$ in thousands)

Shareholder’s equity as previously reported	$460,668	$369,842	$194,695
Reduction in deferred tax liabilities	27,048	24,522	8,057
Shareholder’s equity as restated	$487,716	$394,364	$202,752

	For the year ended March 31,
	2003	2002
	(US$ in thousands except per share data)
Net income as previously reported	$79,772	$25,892
Income tax benefit	2,526	16,465
Net income as restated	$82,298	$42,357
Basic Earning per Share as previously reported	0.26	0.08
Income tax benefit	0.01	0.06
Basic Earning per Share as restated	0.27	0.14
Diluted Earning per Share as previously reported	0.25	0.08
Income tax benefit	0.01	0.06
Diluted Earning per Share as restated	0.26	0.14

Satyam recognized a deferred tax liability of US$ 36,920 thousand as at March 31, 2001 for the outside basis difference between the book carrying value and tax basis of its investment in Sify. This outside basis difference was generated from the increase in the book carrying value of Satyam’s investment in Sify resulting from Sify’s issuance of its shares to third parties. In subsequent periods, Satyam recognized its equity in the losses of Sify as a reduction in the book carrying value of its investment and as a charge to the income statement. However, Satyam did not recognize the tax benefit resulting from the decrease in the outside basis difference deferred tax liability.